UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 31, 2008

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 29, 2008.

Luxottica FY 2007: another year of strong growth in sales

Consolidated net sales for FY 2007 reached €5 billion

(+12.6% at constant exchange rates)

Milan, Italy — January 29, 2007 — The Board of Directors of Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a global leader in the design, manufacturing and distribution of premium fashion and luxury eyewear, convened today in Milan by chairman Leonardo Del Vecchio, announced consolidated net sales results for the three- and twelve-month periods ended December 31, 2007.

Fiscal year 2007(1)

•                  Consolidated sales: €4,967 million (+6.2%) (€5,263 million+12.6% excluding effect of exchange rates), including €88 million of Oakley sales (6 weeks)

•                  Divisional sales (excluding Oakley):

•                  Retail sales: €3,234 million (-1.8%) (+5.6% excluding effect of exchange rates); retail comparable store sales(2):+1.2%

•                  Total wholesale sales: €1,993 million (+16.2%) (+19.8% excluding effect of exchange rates)

Fourth quarter of 2007(1)

•                  Consolidated sales: €1,189 million (+7.1%) (+16.2% excluding effect of exchange rates), including €88 million of Oakley sales (6 weeks)

•                  Divisional sales (excluding Oakley):

•                  Retail sales: €714 million (-7.2%) (+2.8% excluding effect of exchange rates); retail comparable store sales(2): -1.7%

•                  Total wholesale sales: €479 million (+15.6%) (+20.2% excluding effect of exchange rates)

Andrea Guerra, chief executive officer of Luxottica Group, commented: “Fiscal 2007 was another exceptional year for our Group, marking the fourth consecutive year of double-digit growth in sales. We reached our stated goal of €5 billion in sales, reflecting an increase of 12.6% at constant exchange rates from 2006. This result was achieved thanks to a performance in line with the record performance of 2006, when consolidated net sales rose by 14%.”

Mr. Guerra concluded: “The year just ended was especially significant for us in terms of growth and investments. Today, our vertical integration model is much more efficient, we are stronger in all of our markets and our brand portfolio is richer and even more well-balanced in all of our target consumer segments. During 2007, we invested more than $2 billion in the purchase of Oakley, with new openings, rebrandings and an overall rationalization of the store base, we touched approximately one fourth of our nearly 6000 stores worldwide, laying the ground for further growth in the coming three years.”

Sales in the Group’s wholesale business excluding Oakley rose by 20% at constant exchange rates, reaching €2 billion, thanks to the important work carried out with the brand portfolio. Wholesale sales to third parties for the year — a key measure of the business — rose by 21.7 percent, excluding effect of exchange rates. Ray-Ban posted its fifth year in a row of double-digit sales growth. Sales of luxury brands, including Bvlgari, Chanel, Dolce & Gabbana, Prada and Versace, were also strong. In terms of regions, the business continued to improve penetration all over the world. Of particular note was the performance of the Group’s wholesale business in emerging markets, where sales rose for the year by 40 percent thus highlighting another area of growth going forward.

The performance of the Retail Division excluding Oakley was satisfactory, with sales rising by 5.6% at constant exchange rates and comparable store sales increasing by 1.2%(2) notwithstanding the continuous ups and down of sales in North America due to consumers uncertainty regarding the macro-economic scenario.

The performance for the full year of the Retail Division in Australia and China showed a constant and strong growth trend. The improvement in Sunglass Hut’s sales was even stronger all over the world with comparable store sales growth of 40%(2)  over the last three years.

For the full year, the overall performance of the Group’s business in the North American market was very positive, reflecting an increase in total sales in local currency (wholesale and retail) of 6.1%.

In November 2007, the Group completed its merger with Oakley, the second most-recognized eyewear brand in the world after Ray-Ban. Oakley sales are included in the Group’s results for the last 6 weeks of 2007, which is not a period of strong seasonal sales.

The Group plans to report full-year results on March 13, 2008. A detailed outlook for fiscal year 2008 will be announced at the Investor Day on February 7.

Finally, today Luxottica Group announced(3) that it expects to pay dividends for fiscal year 2007 on the Group’s ordinary shares in May 2008. The Group will promptly inform the market of any changes with respect to the date indicated in this announcement, in accordance with applicable regulations.

In accordance with art. 82, comma 2, of Consob Regulation n. 11971/99, Luxottica intends to avail itself of the exemption from the publication of the quarterly report for 4Q07 because IFRS statutory and consolidated financial statements for the related full fiscal year will be published within 90 days from the closing of the same year.

In accordance with Section 2, art. 154 bis of Legislative Decree n. 58/1998 of the Italian Law, Enrico Cavatorta, Luxottica Group’s chief financial officer, confirms that the financial data included in this press release correspond to those included in the Company’s accounting records.

RETAIL COMPARABLE STORE SALES (2), (4)

	4° trimestre 2007	Esercizio 2007
Optical North America	(3.0)%	(0.1)%
• LensCrafters, Pearle Vision	(3.2)%	1.2%
• Licensed Brands	(2.0)%	(5.4)%
Sunglass Hut worldwide	(3.1)%	1.7%
• Sun	2.6%	5.7%
• Watches and accessories	(48.0)%	(38.4)%
Optical Australia & New Zealand	7.2%	6.3%
Optical Greater China	17.0%	15.7%
Total Group	(1.7)%	1.2%

(1) All comparisons, including percentage changes, are between the 3-months period and the fiscal years ended December 31, 2007 and 2006.

(2) Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(3) This announcement about the payment of dividends for fiscal year 2007 and 2008 is specifically made in accordance with the rules specified in Article IA.2.1.2. paragraph 1, lett. a) and b) of the Regulation of the Markets Organized and Managed by Borsa Italiana S.p.A.

(4) The table doesn’t include Oakley sales.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with over 6,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo and Versace, and key house brands Oakley, Oliver Peoples, Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters, Pearle Vision and Sunglass Icon, in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2007, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €5 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Media and investor relations contacts

Media Relations:	Investor Relations:
Carlo Fornaro Group Corporate Communications Director Tel.:+39 (02) 8633 4062 Email: MediaRelations@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.:+39 (02) 8633 4069 Email: InvestorRelations@Luxottica.com
Luca Biondolillo Head of International Communications Tel.:+39 (02) 8633 4668 Email: LucaBiondolillo@Luxottica.com

- END -

Set forth below is the text of a press release issued on January 31, 2008.

Luxottica and CHANEL announce extension
of their key partnership agreement

New extension reflects the strength of the relationship between companies

Milan, Italy, January 31, 2008 — Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a global leader in eyewear, today announced the signing of the new partnership agreement for eyewear collections under the CHANEL brand.

Leonardo Del Vecchio, chairman of Luxottica Group, commented: “We are extremely pleased with this key renewal for our brand group with mutual satisfaction of both parties for the terms and conditions of the agreement. More importantly, this marks the further extension of an already long-term relationship between our two companies, which started in 1999 with the launch of CHANEL’s first-ever eyewear collections and now looks to capture the additional opportunities for growth that exist even for this highly-exclusive and iconic luxury fashion brand.”

Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with over 6,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo and Versace, and key house brands Oakley, Oliver Peoples, Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters, Pearle Vision and Sunglass Icon, in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2007, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €5 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Media and investor relations contacts

Media Relations:	Investor Relations:
Carlo Fornaro Group Corporate Communications Director Tel.: +39 (02) 8633 4062 Email: MediaRelations@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4069 Email: InvestorRelations@Luxottica.com
Luca Biondolillo Head of International Communications Tel.: +39 (02) 8633 4668 Email: LucaBiondolillo@Luxottica.com

- ENDS -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: January 31, 2008	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER